Securities and Exchange Commission

Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Boston Financial Qualified Housing Tax Credits L.P. II

(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)

SLCas, L.L.C. (other person)

(Names of Filing Persons (identifying status as

offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.

Attn: Scott M. Herpich

2345 Grand Boulevard

Suite 2400

Kansas City, Missouri 64108

Telephone (816) 292-2000

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$214,500	$42.90

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$42.90	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	March 3, 2006

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 3, 2006, and amended on March 31, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase up to 3,300 Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. II, a Delaware limited partnership (the “Partnership”) at a cash purchase price of $65 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows.

(a)        The second bullet point under "SUMMARY OF THE OFFER" in the Schedule TO amendment is deleted in its entirely and replaced with the following:

•

The Purchaser will not be required to pay for any Units tendered or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, certain conditions exist. See “Details of the Offer – 7. Conditions of the Offer.”

(b)        The first paragraph under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

Notwithstanding any other term of the Offer, the Purchaser (i) will not be required to accept for payment or to pay for any Units tendered, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), and (ii) may withdraw the Offer; if at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

Item 7. Source and Amount of Funds or Other Consideration

The last paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Source of Funds. Based on the Offer price of $65 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $224,500. The

Purchaser will obtain these funds from committed equity contributions from its sole member, SLCas, pursuant to an oral agreement. No material conditions exist to this committed equity contribution. No alternate financing arrangements have been made at this time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2006.

PACO DEVELOPMENT, L.L.C., a Missouri limited
liability company

By: /s/ DeAnn Duffield________________________
DeAnn Duffield, Manager

SLCas, L.L.C.

By: /s/ DeAnn Duffield________________________
DeAnn Duffield, Manager

5